Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0262 F: +1 202.220.8412 ericsimanek@eversheds-sutherland.us

March 13, 2023

VIA EDGAR

Bonnie Baynes

Michelle Miller

Jessica Livingston

Sonia Bednarowski

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street N.E.

Washington, D.C. 20549

Re:	COtwo Advisors Physical European Carbon Allowance Trust

Confidential Submission of Draft Registration Statement on Form S-1

File No. 377-06546

Dear Mss. Baynes, Miller, Livingston and Bednarowski:

This letter sets forth responses to the written comments received in a letter dated February 3, 2023, pertaining to the above referenced Draft Registration Statement on Form S-1 (the “Registration Statement”) submitted by COtwo Advisors Physical European Carbon Allowance Trust (the “Registrant”) on January 9, 2023 for the purpose of registering shares of the Registrant. Unless otherwise noted, capitalized terms have the same meanings as used in the Registration Statement.

Set forth below are the comments and the Registrant’s response thereto. Registrant is responding to Comments 1-27, and will subsequently respond to Comments 28 and 29 by separate correspondence.

Draft Registration Statement on Form S-1

General

1.	Comment: You state that the shares of the Trust will trade on the NYSE Arca. Please tell us the status of the application for listing the Trust’s shares on the exchange. Please also tell us the status of the exchange’s listing standard application under Rule 19b-4 of the Exchange Act.

Response: Registrant notes that it has been coordinating with NYSE Arca, Inc. on the listing of the Trust’s shares on NYSE Arca, Inc. NYSE Arca, Inc. has submitted a Rule 19b-4 application on behalf of the Trust with the SEC’s Division of Trading and Markets.

March 13, 2023

2.	Comment: To the extent that you intend to use a fact sheet, please provide us a copy for our review.

Response: Registrant confirms that the fact sheet will be provided for review prior to effectiveness of the Registration Statement.

3.	Comment: We note that the Administrator values the European Union Carbon Emission Allowances (“EUAs”) held by the Trust based on the settlement price for the daily EUA futures contract as established by the ICE ENDEX exchange. Please explain the reasons for using the settlement prices for daily futures contracts rather than a calculation based upon the spot price. Disclose the effect that using the settlement price for daily futures contracts may have upon the valuation of the Trust’s NAV and the NAV per Share. In addition, please show a comparison of the spot price and the daily settlement price for daily EUA futures contracts.

Response: Registrant notes that the market for daily EUA futures contracts trades at higher volumes than the EUA spot market and, thus, is a more liquid market. The Registrant considers the Daily EUA Future market to provide a more robust mechanism for price discovery. The spot price and the futures price of a commodity are expected to converge on the day of expiration of the futures contract because factors such as the time value of money, expectations of supply and demand and production levels for the commodity, the cost of carry and interest rates will not cause the futures contract to diverge from the spot price.

Please see the below chart for a comparison between the daily trading volume and price of the spot and daily futures markets for EUAs for the month of January 2023. As you will see, the Daily EUA Future price is substantially similar to the EUA spot price and is not consistently either greater than or less than the spot price. Any time period chosen would show similar results.

	Spot EUAs		Daily EUA Futures
	Daily Trading Volume (EUAs)	Last Sale Price(€)	Daily Trading Volume (EUAs)	Settlement Price(€)
January 5, 2023	51,000	76.8	2,208,000	76.14
January 6, 2023	109,000	74.99	1,269,000	74.67
January 9, 2023	1,000	75.5	1,783,000	78.67
January 10, 2023	33,000	78.3	4,141,000	77.66
January 11, 2023	70,000	76	5,902,000	76.09
January 12, 2023	46,000	77.84	11,154,000	77.34
January 13, 2023	53,000	75.75	3,878,000	77
January 16, 2023	75,000	74.99	2,419,000	74.75
January 17, 2023	1,000	74.6	2,666,000	76.74
January 18, 2023	2,000	75.99	8,082,000	80.44
January 19, 2023	6,000	81	949,000	81.06
January 20, 2023	180,000	81.5	4,263,000	82.24
January 23, 2023	1,000	81.63	1,450,000	82.33
January 24, 2023	305,000	79.9	15,739,000	78.85
January 25, 2023	351,000	78.9	8,433,000	81.41
January 26, 2023	4,000	86.16	3,088,000	86.42
January 27, 2023	15,000	86.13	3,466,000	86.14
January 30, 2023	5,000	86.8	3,110,000	86.53
January 31, 2023	274,000	90	5,531,000	89.85

March 13, 2023

Discrepancies between the Daily EUA Futures’ price and the EUA spot price (e.g., January 9, 2023 in the above chart) are largely a function of timing, where the Last Sale Price reflects a transaction that occurs (potentially significantly) before the end of day settlement of the Daily EUA Future. The chart below illustrates how closely the Daily EUA Future, in fact, reflects the EUA spot price during the trading day. This chart shows the mid-point of the bid/ask spread for EUAs traded on EEX and the Daily EUA Future throughout the trading days for the month of January 2023. This shows an average absolute difference of €0.015 between the daily prices for EUAs on the EEX and ICE Endex.

Cover Page

4.	Comment: Please identify the initial purchaser, and disclose here that the Initial Purchaser is a statutory underwriter.

Response: The Registration Statement has been revised accordingly.

5.	Comment: Please disclose here and in your prospectus summary that Shareholders have no voting rights with respect to the Trust except as expressly provided in the Trust Agreement.

Response: The Registration Statement has been revised accordingly.

Prospectus Summary

The Trust, page 1

6.	Comment: Please reconcile your disclosure on page 1 that the Shares are issued “principally” in exchange for EUAs from Authorized Participants and that the Shares will be redeemed by the Trust “principally” in exchange for the amount of EUAs corresponding to their redemption value with your disclosure that “[t]he Trust will not hold any assets other than EUAs or cash.”

Response: Registrant has removed “principally” from the above referenced disclosure.

March 13, 2023

7.	Comment: We note your disclosure on page 1 that “[t]he Trust issues and redeems Baskets on an ongoing basis at net asset value (“NAV”) to Authorized Participants who have entered into a contract with the Sponsor and Transfer Agent.” Please revise to clarify here and throughout, if true, that the Baskets are issued and redeemed at NAV per Share for 50,000 Shares.

Response: The Registrant notes that a “Basket” is defined as a block as 50,000 Shares. Therefore, the revisions requested would cause the disclosure to be repetitive and the Registrant respectfully declines to add the disclosure that would repeat that Baskets (which are 50,000 Shares blocks) are issued and redeemed for 50,000 Shares.

8.	Comment: Please discuss here and in your risk factors section the fragmented nature of data regarding the EU carbon market, the lack of centralized market monitoring of the EU carbon market, and the impact this may have on an investors’ ability to make an informed investment decision regarding your Shares.

Response: Registrant respectfully does not believe that the fragmented nature of data regarding the EU carbon market and the lack of centralized market monitoring of the EU carbon market would impact investors’ ability to make informed decisions regarding an investment in the Trust’s Shares. Registrant acknowledges that the European Securities and Markets Authority (ESMA) noted the fragmented nature of data about the EU carbon markets and makes recommendations for the centralized market monitoring of EU carbon markets. See ESMA, Final Report, Emission allowances and associated derivatives (March 28, 2022)(the “ESMA Report”). However, the ESMA Report notes that more centralized market monitoring “would only serve the purpose of better identifying potential market manipulation and abuse practices.” ESMA Report, par. 456.

Registrant does not believe that the risk of market manipulation in the EU carbon markets is a material risk of investing in the Trust. Both EEX and ICE, along with the Exchange, are members of the Intermarket Surveillance Group (“ISG”). The vast majority of EUA secondary market trading activity (including futures contracts) takes place on EEX or ICE. Therefore, the Exchange will have adequate information to monitor and detect manipulation in the EUA market. The Securities and Exchange Commission has previously recognized the use of such surveillance-sharing arrangements in preventing manipulation in the markets of assets underlying ETFs. See, e.g., Order Disapproving a Proposed Rule Change to List and Trade Shares of the Bitwise Bitcoin ETP Trust under NYSE Arca Rule 8.201-E (“the listing exchange must enter into a surveillance-sharing agreement with a regulated market of significant size because such agreements detect and deter fraudulent and manipulative activity”). Therefore, Registrant believes that the lack of centralized monitoring of EU carbon markets poses no material risk to investors.

Registrant likewise does not believe that the fragmented nature of data regarding the EU carbon market poses material risks to investors. Each of the EEX and ICE provide transaction volumes, transaction prices, daily settlement prices and historical settlement prices, as applicable, for EUAs and Daily EUA Futures. Registrant believes that, while the fragmented nature of data about the carbon market may have increased the time and effort required by the ESMA to prepare its report, there exists sufficient, easily accessible information for investors to make informed decisions about investing in Shares.

Therefore, Registrant respectfully declines to make the requested revisions.

March 13, 2023

9.	Comment: Please disclose here that the amount of EUAs represented by each Share will decrease over the life of the Trust because of (i) the sale of EUAs necessary to pay the Sponsor’s Management Fee and the Trust’s expenses and (ii) the disregarding of fractions of an EUA smaller than one EUA for purposes of computing the Basket Deposit. Also disclose that these reductions in the Trust’s EUAs will cause the Share price to decrease causing investment losses unless the price of EUAs increases, and include an analysis showing the potential effect upon the net asset value per share of these EUA reductions.

Response: The Registration Statement has been revised accordingly.

10.	Comment: Please revise your disclosure in the first paragraph on page 2 to provide a summary of how the updated indicative fund value (IFV) is calculated and the sources used to obtain the most recently reported trade prices of EUAs. In addition, please revise your disclosure on page 33 to discuss the exchange or exchanges used to calculate the IVF, and provide an example of how the IVF is calculated during the customary trading hours for EUAs and how the IVF is calculated when real-time trading prices for EUAs are not available.

Response: The Registration Statement has been revised accordingly.

The Trust’s Service Providers, page 2

11.	Comment: Please provide a brief summary of the Sponsor’s conflicts of interests related to its officers, directors and employees also being directors, officers or employees of other entities that may compete with the Trust for their services and the conflict between their responsibilities to the Trust and to those other entities. In addition, please disclose here that the Sponsor and the Trustee may agree to amend the Trust Agreement, including to increase the Sponsor’s Fee, without Shareholder consent.

Response: The Registration Statement has been revised accordingly.

Summary Risk Factors, page 3

12.	Comment: Please revise your summary of the risks of cap and trade regimes to state clearly that the Trust relies on the existence of cap and trade regimes.

Response: The Registration Statement has been revised accordingly.

The Offering, page 5

13.	Comment: Please disclose here how the Administrator determines the conversion rate of Euros to US Dollars in calculating the NAV and the NAV per Share, and please revise your disclosure on page 33 to disclose what you mean by an “approved vendor.”

Response: The Registration Statement has been revised accordingly.

March 13, 2023

14.	Comment: We note your disclosure on page 6 that the Sponsor may suspend issuances and redemptions of Shares “for such . . . period as the Sponsor determines to be necessary for the protection of shareholders” and your disclosure on page 28 that the Sponsor may reject any purchase order or Basket Deposit if the Sponsor determines that the “investments available to the Trust at that time will not enable it to meet its investment objective.” Please disclose examples of when the Sponsor may determine that suspension of creations and redemptions are necessary for the protection of investors and when the investments available will not enable the Trust to meet its investment objective. Discuss why you believe that such suspensions of creations and redemptions are consistent with your statement that the Trust is a passive investment vehicle.

Response: The Registration Statement has been revised to delete the referenced disclosure.

Risk Factors

Risks Related to the Trust’s Investments, page 8

15.	Comment: Please disclose whether there are any current position limits regarding financial institutions with buy-and-hold strategies, and add a new risk factor addressing the risk to investors if there are or are not position limits.

Response: The Registration Statement has been revised accordingly.

Abandonment of a Cap and Trade Program, page 10

16.	Comment: Please revise the heading of this risk factor to state the actual risk that abandonment, termination or non-renewal of an EUA trading scheme may cause the price of EUAs to fall (potentially to zero).

Response: The Registration Statement has been revised accordingly.

The Trust will face currency exchange rate risk, page 12

17.	Comment: Please expand this risk factor to provide quantitative disclosure regarding the historical deprecation of the Euro against the U.S. dollar.

Response: The Registration Statement has been revised accordingly.

Risks Related to the Trust’s Structure

If this offering of Shares does not raise sufficient funds, page 14

18.	Comment: We note your disclosure on page 14 that “[i]f the Sponsor and the Trust are unable to raise sufficient funds so that the Trust’s expenses are reasonable in relation to its NAV, the Trust may be forced to terminate and investors may lose all or part of their investment.” Please revise here and in the prospectus summary to include quantitative disclosure regarding the amount of funds “reasonable in relation to [the] Trust’s NAV.” In addition, reconcile your disclosure in this risk factor that “[a]s of the date of this prospectus, the Trust pays the fees, costs and expenses of its operations” with your disclosure that the Trust pays the Sponsor a Management Fee based upon the percentage of the daily NAV of the Trust and that the Sponsor pays the routine operational, administrative and other ordinary expenses of the Trust.

Response: The Registration Statement has been revised to state that no level of losses will require the Trust to liquidate. The Registration Statement has also been revised to delete the disclosure that “[a]s of the date of this prospectus, the Trust pays the fees, costs and expenses of its operations.”

March 13, 2023

The Trust may amend the Trust Agreement, page 16

19.	Comment: We note your disclosure on page 16 that refers to the “‘negative consent’ procedure described above.” We were unable to locate this disclosure. Please describe the negative consent procedure.

Response: The reference to “negative consent” has been removed.

The Trust does not expect to make cash distributions, page 17

20.	Comment: Please reconcile your disclosure on page 17 regarding “income earned from [the Trust’s] investments held directly or posted as margin” with your disclosure that the Trust will hold only EUAs that it receives from Authorized Participants in exchange for Shares. Similarly reconcile your disclosure in the second risk factor on page 17 regarding the possibility of “liquidat[ing] positions in the Trust’s trading positions before the time that the trading strategies would otherwise dictate liquidation” with your disclosure of the Trust’s policies and strategies related to when and how to liquidate its EUAs.

Response: The referenced disclosure has been deleted from the Registration Statement.

EUAs and the EUA Industry

Description of EU Emissions Trading Scheme, page 19

21.	Comment: Please expand your disclosures on the annual reduction in EUAs to discuss the impact such reductions may have on the ability of the Authorized Participants to obtain EUAs and the potential consequences of the reduction of EUAs for investors.

Response: The Registration Statement has been revised to expand the disclosure about the annual reduction in EUAs. Registrant notes that the annual reduction in EUAs will have a negligible impact on the availability of EUAs in the open market. This is because the gradual decrease in “issued” EUAs is and will likely be offset by Covered Entities adjusting their operations to emit fewer GHGs which will decrease the amount of EUAs Covered Entities are required to surrender each year. The gradual decrease in “issued” EUAs will also likely be offset by more EUAs being available at auction. The Sponsor believes that there is sufficient liquidity in the daily EUA spot and futures markets to enable the creation and redemption of Baskets by Authorized Participants without difficulty even with the gradual annual decrease in supply of EUAs.

March 13, 2023

Creation and Redemption of Shares, page 26

22.	Comment: We note your disclosure on page 26 that the transaction fee may be waived, reduced, increased or otherwise changed by the Sponsor. Please disclose the factors the Sponsor will consider when deciding to waive, reduce, increase or otherwise change the transaction fees paid by the Authorized Participants. In addition, please revise to include quantitative disclosure regarding the transaction fee.

Response: The Registration Statement has been revised accordingly.

23.	Comment: We note your disclosure that “[c]ertain Authorized Participants are expected to be capable of participating directly in the spot EUAs and EUAs future markets.” Please clarify why it is necessary that the Authorized Participants be capable of participating in the futures markets as the Trust holds only EUAs and cash. In addition, please disclose whether the Trust’s Authorized Participants are able to participate directly in the EEX’s auctions of EUAs.

Response: Authorized Participants are expected to be capable of participating in the EUA futures markets so that they can acquire EUAs constituting Basket Deposits by acquiring Daily EUA Futures. The Registrant anticipates that Authorized Participants will be able to convey the Basket Deposit by arranging for the settlement of Daily EUA Futures into the Trust’s Union Registry Account. Registrant also notes that Authorized Participants will be able to participate directly in the EEX’s auctions of EUAs or indirectly by placing bids through existing EEX participants and has revised the Registration Statement accordingly.

Determination of Required Deposits, page 27

24.	Comment: Refer to your disclosure on page 27 that “[o]n each day that the Exchange is open for regular trading, the Administrator adjusts the quantity of EUAs constituting the Basket Deposit as appropriate to reflect accrued expenses and any loss of EUAs that may occur.” Please clarify the types of, and reasons for, the potential losses of EUAs you reference.

Response: Registrant has removed the “and any loss of EUAs that may occur” reference from the Registration Statement.

25.	Comment: Refer to your disclosure that “[f]ractions of an EUA less than one EUA are disregarded for purposes of the computation of the Basket Deposit” and your risk factor disclosure on page 12 that the “Trust’s policy is to disregard such fractional amounts because they are deemed to represent de minimis amounts relative to the value of a Basket.” Please clarify how it was determined that these fractional amounts will always be de minimus amounts, and provide an explanation and materiality analysis of the loss of these fractions of EUAs that includes hypotheticals on the impact to investors at different levels.

Response: Because the disregarded EUA amounts will always be less than a single EUA, the value of which will be spread over 50,000 Shares, which is the size of a Basket, Registrant determined that those amounts will always be de minimis.

Assuming the price of a single EUA is €90.00, which was the price as of January 31, 2023, and a whole EUA is disregarded from the Basket Deposit needed to acquire each 50,000 Share Basket, the effect on NAV per Share of disregarding fractional EUAs would be €0.0018 if the Trust had 50,000 Shares outstanding following the creation. If it had 100,000 Shares outstanding following the creation, the effect of disregarding a single EUA would be €0.0009 per Share. Because the disregarded amount would always be less than one EUA, the effect on per share NAV of disregarding a fraction of an EUA would be less than these amounts.

The Registrant notes that the Basket Deposit for the initial creation Baskets will be 10,000 EUAs. While the Registrant is not able to predict the NAV at any particular time, it notes that if the initial Baskets were created on January 31, 2023, the NAV per Share would have been the US dollar equivalent of €18.00. The Registrant further notes that a common standard for whether an effect on NAV is material is one-half of one percent of NAV. The Registrant notes that the effects discussed above would not amount to one-half of one percent of any reasonably conceivable NAV per Share.

March 13, 2023

Description of the Trust

The Trust, page 32

26.	Comment: Please disclose in the first paragraph that the Trust is not a proxy for investing in EUAs.

Response: The Registration Statement has been revised accordingly.

Performance, Financials and Other Information, page 55

27.	Comment: We note your disclosure on page 55 that the Sponsor will cause the audited financial statements to be prepared after the fiscal year end, and disclosures on pages F-1 and F-2 that these audited financial statements will be added by amendment. Please confirm you will file these financial statements as soon as they are available, in order to allow the staff sufficient time to complete its review.

Response: Registrant confirm that it will file its financial statements relating to its seed audit as soon as they are available.

28.	Comment: We note your disclosure on page 5 that your NAV is determined on the basis of generally accepted accounting principles, and on page 33 that your NAV calculation includes determining the current market value of the Trust’s total assets. Please enhance your disclosures to specifically discuss how you determine NAV, fair value and current market value, and cite the specific paragraph references in authoritative accounting literature that you use to support your determination. Also disclose the basis, if and for, differences between the valuations.

Response: Response to be provided by subsequent correspondence.

29.	Comment: As the Trust’s assets will be comprised primarily of EUAs, please revise to disclose how you plan to account for the EUAs, including upon deposit and issuance of Baskets and disposition for the settlement of fund expenses and redemption of Baskets by the Trust. Cite specific paragraph references in authoritative accounting literature to support your position, where applicable.

Response: Response to be provided by subsequent correspondence.

Best regards,

/s/ Eric Simanek

Eric Simanek

202-383-0262

ericsimanek@eversheds-sutherland.us